February 16, 2006

Investcol Ltd.,
Mapp Street, #1
Belize, Belize

Colombia Goldfields, Ltd.
666 Burrard Street Suite 500
Vancouver, BC V6C 2X8
Canada
Attention: Dan Hunter

Re: Letter of Intent to Purchase New Options in Caramanta

Dear Mr. Hunter:

This letter of intent sets-forth the understandings and intentions of each of Colombia Goldfields, Ltd., a Nevada Corporation ("Colombia Goldfields") and Investcol Limited (“Investcol”), a corporation organized and existing under the laws of Belize ("Seller"), with respect to a proposed transaction described below (the "Proposed Transaction").

1.  Basic Terms of Proposed Transaction

a) Investcol has, or will have upon the signing of a definitive agreement (i) valid and enforceable mining contracts for the exclusive right to engage in certain mining activities on Concessions 6993, 7039, 6821 and 6770 (the "Contracts") and (ii) valid and enforceable options to acquire valid and enforceable mining contracts for the exclusive right to engage in certain mining activities on Mining Concessions HETJ-31, 32, 26 and 27 and HETG-01 (the "Options'), all within the Caramanta location in Colombia.

b) Colombia Goldfields shall acquire from Investcol the Contracts and the contracts underlying the Options, for consideration in the sum of $350,000 and 1,000,000 shares of its restricted common stock, payable to Investcol as follows:

(i) upon signing of this letter of intent, a $100,000 fully refundable deposit; and

(ii) upon closing of the definitive agreement, $250,000 and 1,000,000 shares of restricted common stock.

c) Investcol shall apply $150,000 of the purchase price in order to exercise the Options required to transfer the mining contracts at closing.

2. Operating Agreement. As a condition to the closing of the Proposed Transaction, Investcol and Colombia Goldfields will include any approved work program on these claims, as an addendum to the existing services contract dated September 22, 2005 between Investcol and Colombia Goldfields.

3. Closing Date. Subject to satisfaction of the conditions described in Section 6 hereof, the parties will use their reasonable best efforts to consummate the Proposed Transaction (the “Closing”), on or before March 15, 2006 (the “Closing Date”).

4. Definitive Agreement. Colombia Goldfields and Investcol shall proceed in good faith toward the negotiation and execution of a mutually acceptable definitive written agreement governing the Proposed Transaction (the “Definitive Agreement”), with such representations, warranties, indemnities, covenants and such other terms as are customary in transactions of this type, subject to approval by legal counsel for Colombia Goldfields.

5. Access. From the date of this letter of intent through to the Closing Date, representatives of Colombia Goldfields shall be granted reasonable access to Investcol's premises and records for the purpose of performing its due diligence investigation, and shall furnish Colombia Goldfields with all information and documents reasonably requested relating to the Contracts and Options. Colombia Goldfields' due diligence investigations may include, without limitation, a review of physical properties, financial records, personnel, contracts and other documents and information.

6. Conditions. The Proposed Transaction will be subject to, among other things, the satisfaction of the following conditions:

(a)  Completion of a full legal and business due diligence examination by Columbia Goldfields, the results of which shall be to its sole satisfaction, including, but not limited to, the acquisition, upon closing, of satisfactory rights to explore the mining concessions which are the subject matter hereof;

(b)  Execution of definitive agreements;

(c)  Receipt of approvals from the Board of Directors of Colombia Goldfields and Investcol, if necessary, to the extent that such approvals are required by applicable law;

(d)  Receipt of required governmental or third party approvals, if any; and

(e)  No material adverse change in the business of Investcol, including their option to acquire ownership in the property subject of the Proposed Transaction.

7. Expenses. Each party shall bear all fees and expenses in connection with all other aspects of the Proposed Transaction including, without limitation, all accounting and legal fees.

8. Confidentiality. The Proposed Transaction shall be maintained in confidence by the parties, except to the extent that disclosure may be required by applicable law. The parties will confer with each other to mutually approve the content and timing of any public announcement regarding the Proposed Transaction, provided that each party shall nevertheless be permitted to issue any press release or report required by applicable law.

9. Standstill. By executing this letter of intent, Investcol agrees that from the date hereof to the earlier to occur of (i) cessation of good faith negotiations between Colombia Goldfields and Investcol; or (ii) the Closing Date; neither Investcol, nor Investcol's employees, officers, directors, agents, representatives or affiliates shall, directly or indirectly, (a) solicit, initiate or encourage any proposal or offer from any person relating to the properties subject to the Proposed Transaction (any such inquiry, proposal or offering being referred to as an "Alternative Proposal"); or (b)(i) participate in any negotiations with respect to an Alternative Proposal; (ii) furnish to any person any confidential information with respect to the property; or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage the making or soliciting of an Alternative Proposal.

10. Nonbinding. The parties agree that except for the paragraphs 7, 8 and 9 and Investcol's obligation to return the $100,000 refundable deposit should the Proposed Transaction not close on or before April 15, 2006 (the "Binding Provisions"), this letter of intent is intended only as a summary of the current intentions of each party with respect to the Proposed Transaction and is not intended to create any enforceable legal obligations. Notwithstanding the foregoing, the Binding Provisions shall survive termination of this letter of intent and shall be legally binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

11. Broker. Colombia Goldfields and Investcol represent and warrant to one another that they have not retained any finder, broker, investment banker or the like (an "Intermediary") with respect to the Proposed Transaction. Each party agrees to indemnify, defend and hold harmless the other party from any claim from an Intermediary arising on their respective accounts with respect to the transactions contemplated by this letter agreement.

If the foregoing sets forth your understanding with regards to the Proposed Transaction, please so acknowledge your agreement by signing a copy of this letter of intent and returning it to the undersigned not later than 5pm Pacific, February 16, 2006.

Very truly yours,

INVESTCOL LTD.

/s/ Tom Lough
By: Tom Lough
Its: President

Agreed and Accepted on
February 16, 2005

Colombia Goldfields Ltd.

/s/ Dan Hunter
By: Dan Hunter
Its: Chief Executive Officer